Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Mana Capital Acquisition Corp. (the “Company”) on Form S-1 of our report dated July 20, 2021(except for Note 8, as to which the date is October 19, 2021), includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Mana Capital Acquisition Corp. as of June 30, 2021 and for the period from May 19, 2021 (inception) through June 30, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/S/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

New York, NY

October 19, 2021